DGSE COMPANIES, INC.

11311 REEDER ROAD

DALLAS, TEXAS 75229

February 15, 2012

Mr. William Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549-0450

RE: Commission Review Comments Dated January 3, 2012

DGSE Companies, Inc.

Form 10-K for Fiscal Year Ended December 21, 2010

Filed April 15, 2011

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Filed August 11, 2011

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Filed November 14, 2011

File No. 1-11048

Dear Mr. Thompson:

On behalf of DGSE Companies, Inc. (the “Company”), we hereby submit the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 3, 2012, providing the Staff’s comment with respect to the above-referenced Forms.

We appreciate the comments of the Staff to the filings and the opportunity to respond. For the convenience of the Staff, the Staff’s comment is included and followed by the corresponding response of the Company. Unless the context indicates otherwise, references in the letter to “we” and “our” refer to the Company.

Form 10-K for Fiscal Year Ended December 31, 2010

Consolidated Financial Statements

Consolidated Statements of Operations, page F-2

1.	As indicated in your response to comments one and two in our letter dated November 10, 2011, please revise your financial statements to classify the loss on legal settlement in operating income (loss) and to correct the disclosures in Note 1 with respect to pre-tax losses of discontinued operations. In doing so, please provide the disclosures required by ASC 250-10-50-7. In addition, similarly revise the financial statements included in your quarterly reports on Form 10-Q for the quarters ended June 30, 2011 and September 30, 2011 to classify litigation reserves and losses in operating income (loss).

The loss on legal settlement will be reclassified to income from operations in the amended Form 10-K for fiscal year ended December 31, 2010 and the quarterly reports on Form 10-Q for the quarters ended June 30, 2011 and September 30, 2011.

Note 13 – Settlement of Litigation, page F-16

2.	We reviewed your response to comment three in our letter dated November 10, 2011. Please tell us your consideration of accounting for the debt extinguishment as a capital transaction given that SIBL was the beneficial owner of a significant equity interest in DGSE. Refer to ASC 470-50-40-2. If you concluded that SIBL was not a related entity, please provide us with your analysis on how you arrived at that conclusion. In addition, we note that you did not file the exhibits to the Closing Agreement filed as Exhibit 10.1 to Form 8-K filed May 26, 2010. Please provide us with a copy of the exhibits to the Closing Agreement with your response.

Although we considered the extinguishment of debt as a potential capital transaction we concluded it was a gain resulting from a litigation settlement, whereby, SIBL was removed as a shareholder and was not entitled to receive any future benefit of the transaction. We considered a number of factors to support our conclusion as follows:

a.	The basis of the litigation related to a number of alleged breaches by SIBL as a shareholder and a lender. The goodwill from the acquisition of Superior Galleries was fully impaired and this impairment became a portion of the litigation due to alleged misrepresentations by SIBL.
b.	Stanford and DGSE were parties to a Corporate Governance Agreement dated May 30, 2007 pursuant to which Stanford had the right to nominate up to two independent directors so long as Stanford beneficially owned at least 15% of the outstanding shares of common stock. Upon approval of the Purchase Agreement by the Court and after closing, Stanford no longer had any rights under the Corporate Governance Agreement.
c.	DGSE Companies, Inc. assigned its rights as a Buyer to NTR, LLC under the “Company-SIBL Purchase Agreement” and simultaneously with the debt forgiveness transaction NTR, LLC purchased directly from SIBL 3,000,000 share of DGSE’s common stock for a purchase price of $3,600,000. As a result, SIBL no longer was a beneficial owner of DSGE and would not be able to benefit from any future benefit related to the transaction.
d.	Since the debt forgiveness was a court order and the intent of the debt forgiveness was other than the lack of the ability of DGSE to repay the debt ‘or’ intended to provide an ongoing capital infusion by SIBL, we determined the nature of the transaction was settlement consideration received by DGSE from SIBL.

In contrast, had SIBL retained its ownership in DGSE and entered into the debt forgiveness transaction a further evaluation of the treatment of debt forgiveness income vs. a capital transaction would have been required.

3.	Please tell us who received the remaining shares of your common stock owned by SIBL and not acquired by NTR pursuant to the terms of the purchase and sale agreement and the closing agreement. Please also tell us why you have not given accounting recognition to the transfer transaction.

The shares remain outstanding on the stock register at present as the Company intended to have them cancelled and recorded as a treasury stock transaction recorded at par value of $0.01 per share. This immaterial transaction will be reflected in the 4th quarter of 2011.

Note 19 – Restatement of Quarters Ended June 30 and September 30, page F-31

4.	We reviewed your response to comment six in our letter dated November 10, 2011. Please note that a triggering event specified in one of the items of Form 8-K occurring within four business days before filing of a periodic report may be disclosed in that periodic report, except for filings required to be made under Item 4.01 of Form 8-K, Changes in Registrant’s Certifying Accountant and Item 4.02 of Form 8-K, Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review. Refer to Question 101.01 of the Division’s Compliance & Disclosure Interpretations – Exchange Act Form 8-K dated July 8, 2011 available on our website at www.sec.gov. As such, please file a current report on Form 8-K to report that your interim financial statements included in Form 10-Q for the quarterly periods ended June 30, 2010 and September 30, 2010 should no longer be relied upon. Refer to the disclosure requirements of Item 4.02 of Form 8-K.

The Company will file a form 8-K under Item 4.02, Non-Reliance on Previously Issued Financial Statements or a Related Audit Report of Completed Interim Review. This filing will be completed by February 16, 2012.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Item 4. Controls and Procedures, page 17

5.	We reviewed your response to comment eight in our letter dated November 10, 2011. Please file an amendment containing the revised disclosure set forth in your response.

The Company will file the amendment of its Form 10-Q for the Fiscal Quarter Ended June 30, 2011 once the Staff has completed its review of all of our responses to the Staff comments on the stated Form-Q.

Exhibit 32.2

6.	We reviewed your response to comment nine in our letter dated November 10, 2011. Please file an amendment containing the revised certification as indicated in your response.

The Company will file the amendment of its Form 10-Q for the Fiscal Quarter Ended June 30, 2011 once the Staff has completed its review of all of our responses to the Staff comments on the stated Form-Q.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Consolidated Statements of Cash Flows, page 4

7.	Please tell us why net earnings for the nine months ended September 30, 2010 differ from net earnings reported in the statement of operations.

Net earnings on the Consolidated Statement of Cash Flows for the nine months ended September 30, 2010 differ from net earnings reported in the statement of operations due to a failure to update the Consolidated Statement of Cash Flows for the effect of restatement disclosures included in our Form 10K for the year ended December 31, 2010.

We will amend our 10Q filing for the quarter ended September 30, 2011 to incorporate the corrections to the Consolidated Statement of Cash Flows.

Note (7) Acquisitions, page 9

8.	Please revise to disclose the following information pursuant to the disclosure requirements of ASC 805:
☐	The percentage of voting equity interest acquired;
☐	The amount of acquisition-related costs recognized as an expense and the line item in which those expenses are recognized;
☐	The amounts of revenues and earnings of SBT since the acquisition date included in the consolidated statements of operations for the reporting period;
☐	The revenue and earnings of the combined entity for the current reporting period as though the acquisition had occurred as of the beginning of the year and for the comparable prior reporting period as though the acquisition had occurred as of the beginning of the comparable prior year;
☐	A qualitative description of the factors that make up the goodwill recognized;

☐	The method of determining the fair value of the restricted shares of common stock issued as consideration; and
☐	The amount of goodwill that is expected to be deductible for tax purposes.

As indicated in response #11, we concluded the acquisition was ‘not’ significant under SEC filing guidelines. As a result we also concluded pro forma data was also not required by US GAAP [ASC 805] in the notes to the financial statements in a Form 10-K or Form 10-Q assuming the definition of materiality under GAAP was consistent with the definition of significance under SEC rules. We will amend our 10Q filing for the quarter ended September 30, 2011 to incorporate the remaining disclosures requested.

9.	Please tell us whether the initial accounting for the business combination is complete and, if not, disclose the reasons why the initial accounting is incomplete and the assets and liabilities for which the accounting is incomplete. Refer to ASC 805-10-50 6.

The purchase accounting adjustments are complete for the initial accounting of the SBT business combination.

10.	Please tell us why you did not recognize any intangible assets separately from goodwill. Please specifically address marketing-related intangible assets, customer-related intangible assets and contract-based intangible assets.

We evaluated the recognition for other intangible assets as follows:

a.	Customer base – due to limited recurring customer base we assigned no value to it.
b.	Trade name – management determined the primary driver of value recently has been the price of gold and any royalty stream related to its trade name would be immaterial, if any.
c.	Non-compete – there were no non-compete agreements as a result of the acquisition.
d.	Technology – the company has no specialized software operating systems or applications.

11.	Please tell us if you intend to file the financial statements required by Rule 8-04 of Regulation S-X and pro forma financial information required by Rule 8-05 of Regulation S-X. Also, please provide us with your significance tests pursuant to Rule 8-04(b) of Regulation S-X.

We do not intend to file the financial statements required by Rule 8-04 of Regulation S-X and pro forma financial information required by Rule 8-05 of Regulation S-X based on the results of the significance test performed pursuant to Rule 8-04(b) of Regulation S-X. The results of our significance tests pursuant to Rule 8-04(b) of Regulation S-X are as follows:

	DGSE Companies, Inc.	Southern Bullion Trading, LLC	%
Purchase Price Test	$30,260,134	$5,442,000	18%

Assets Test	$30,260,134	$2,141,990	7%

Pretax Income Test	$4,883,028	$(570,577)	(12)%

The above significance test is based on the Company’s and Acquiree’s most recently completed fiscal year (December 31, 2010).

Note (8) Legal proceedings, page 9

12.	Please tell us your consideration of disclosing an estimate of the possible loss or range of loss in excess of amounts accrued or that such an estimate cannot be made. Refer to ASC 450-20-50-4. In addition, please tell us when the lawsuit was filed and why the contingency was not disclosed in previous periodic reports.

We will amend our 10Q filing for the quarter ended September 30, 2011 to incorporate disclosure related to the range of possible loss in excess of the amounts accrued as required by ASC 450-20-50-4.

The lawsuit was initially filed on December 15, 2010. The contingency was not specifically disclosed in previous periodic reports as it was included under the general legal contingency disclosure. At that time management believed the claims were without merit and a loss related to this lawsuit had only a remote possibility of materializing and if quantifiable would be immaterial. Management of the Company and its legal counsel began the discovery process and intended to vigorously defend its position. During the quarter ended September 30, 2011, in conjunction with the change in management and based on its legal team’s advise, it was determined that offering a settlement in order to avoid protracted legal proceeding to be the best course of action for the Company and its shareholders.

Note (9) Subsequent Events, page 9

13.	Please tell us how you intend to account for the settlement of outstanding obligations payable to NTR. In doing so, please tell us how you determined the fair value of the option contract and whether a gain or loss will be recognized.

Paragraph 505-50-30 of the ASC establishes that share-based payment transactions with nonemployees shall be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. If the fair value of goods or services received in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction. In contrast, if the fair value of the equity instruments issued in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued. As noted in paragraph 505-50-05-5 of the ASC for transactions involving the receipt of equity instruments in exchange for providing goods or services, in certain cases, the fair value of the equity instruments to be received may be more reliably measurable than the fair value of the goods or services to be given as consideration.

In order to evaluate whether the fair value of consideration received or the fair value of equity instruments issued is more reliable we calculated the fair value of each.

We received debt forgiveness of $2,500,000. The $2,500,000 included accounts payable owed to NTR for bullion purchases. The bullion purchases were related party transactions with NTR. NTR sold the bullion at a marked up value to us. As such it appears the fair value of the liability forgiven is $2,500,000.

We issued 5,000,000 common stock options at $15/share with a term of 5 years. Based on 5-year volatility and a risk free rate of 1.01%, expected life of 5 years, the Black Scholes calculated value was $4.77/share. The resulting value of the stock option grant is $23,850,000.

As a result we concluded the fair value of the consideration received of $2,500,000 was a more reliable measure as the short term nature of the working capital transactions reflects a more accurate measure at the measurement date. Therefore, no gain or loss was recognized.

In addition to our response to the aforementioned questions, we acknowledge that:

A.	The Company is responsible for the adequacy of the disclosure in the filings;

B.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

C.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any additional questions, please feel free to contact Matthew Auger, our Controller and Interim CFO, at 972-739-2926 or at mauger@dgse.com.

Sincerely,

DGSE Companies, Inc.

/s/William H. Oyster
William H. Oyster
Chief Executive Officer